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December 18, 2008

VIA FAX AND EDGAR

Securities and Exchange Commission
Office of Beverages, Apparel and
Health Care Services
Washington D.C., 20549-0305
U.S.A.

ATTENTION: Tia Jenkins, Senior Assistant Chief Accountant

         Re: Wacoal Holdings Corp.
             Form 20-F for Fiscal Year Ended
             March 31, 2008
             Filed July 24, 2008
             File No. 000-11743

Dear Ms. Jenkins:

     This letter is to inform you that Wacoal Holdings, Corp. ("WACOAL") is in the process of preparing a response to your comment letter dated December 3, 2008 with respect to the annual report on Wacoal's Form 20-F for the fiscal year ended March 31, 2008. As discussed in a telephone conversation yesterday with the Staff, I am hereby requesting, on Wacoal's behalf, an extension for submitting a response to your comment letter. Wacoal anticipates that it will be submitting a response to the comment letter by December 26, 2008.

     Please feel free to contact me at +81 (3) 3214-6741 in Tokyo, Japan if you have any questions or comments relating to this response.

                                        Very truly yours,


                                        /s/ Jeff Schrepfer
                                        ----------------------------------------
                                        Jeff Schrepfer
                                        Morrison & Foerster LLP


cc: Ethan Horowitz
    (Securities and Exchange Commission)

    Ikuo Otani
    (Wacoal Holdings, Corp.)

    Andrew Thorpe
    (Morrison & Foerster LLP)